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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              NATHAN'S FAMOUS, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

             -----------------------------------------------------
                       (Title of Class of Securities)

                                   6323471000

             -----------------------------------------------------
                            (CUSIP Number)

                              Saul Kaszovitz, Esq.
               Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                              750 Lexington Avenue

                                   23rd Floor

                            New York, New York 10022

                                 (212) 888-8200

             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                December 29, 2000

             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 632347100


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DS Equity Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]  (b)  [ ]

3        SEC USE ONLY:

4        SOURCE OF FUNDS:                   Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                  New York

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER

                           0 shares

8                 SHARED VOTING POWER

                           0 shares

9                 SOLE DISPOSITIVE POWER

                           0 shares

10                SHARED DISPOSITIVE POWER

                           0 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           0 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):



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                  0%

14   TYPE OF REPORTING PERSON*:

                  OO (Limited Liability Company)


                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer.

         The securities to which this Amendment No. 1 to Schedule 13D relates are the shares of Common Stock, par value $.01 per share (the "Shares") of Nathan's Famous, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The address of the Company's principal executive office is 1400 Old Country Road, Westbury, NY 11590.

Item 2:  Identity and Background

         The information in Item 2 has not changed.

Item 3:  Source or Amount of Funds or Other Consideration.

         No longer applicable (as explained in Item 4, below).

Item 4:  Purpose of the Transaction.

         The information previously reported in this Item 4 is hereby amended by adding the following after the existing information:

         On December 29, 2000, DS distributed its assets to its members, such assets consisting primarily of all of the shares of the Company's common stock then owned by DS. None of the individual members of DS (to the knowledge of DS) beneficially own in excess of (5%) percent of the Company's outstanding securities after such distribution, and none of the members of DS (to the knowledge of DS) have entered into any contracts, arrangements, understandings or relationships with the other members of DS with respect to the securities of the Company that would classify them as beneficially owning, in the aggregate, in excess of five (5%) percent of the Company's outstanding securities after such distribution.

Item 5:  Interest in Securities of the Issuer.

                  As of the date hereof, DS beneficially owns zero (0) shares of the Company's common stock, as explained in Item 4, above.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

                  Not applicable.

Item 7:  Exhibits

         None.

Signature.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

January 2, 2001
-----------------------------------------------------
Date

DS Equity Partners, LLC

By:      /s/ Seth Fortgang

         -----------------------------------------------------
         Seth Fortgang, Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).